

Mail Stop 3233

August 26, 2015

<u>Via E-mail</u>
Mr. Richard Lee Phegley
Chief Financial Officer
Invesco Mortgage Capital, Inc.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, GA 30309

      Re: Invesco Mortgage Capital Inc.
              Item 4.02 Form 8-K
              Filed on August 10, 2015
              File No. 001-34385

Dear Mr. Phegley:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Shannon Sobotka

           Shannon Sobotka
           Staff Accountant
           Office of Real Estate and Commodities